Exhibit 99.1

AMENDMENT NO. 1 TO THE TRANSACTION AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Transaction Agreement, dated as of October 18, 2016 (as amended, modified and supplemented hereby, the “Transaction Agreement”), by and among MIH INTERNET SEA PRIVATE LIMITED (“Indigo Parent”), MAKEMYTRIP LIMITED (“Monsoon”) and, solely for the purposes of Article XIII thereof, MIH B2C HOLDINGS B.V. (“Indigo Guarantor”), is entered into as of January 13, 2017 between Indigo Parent, Monsoon and Indigo Guarantor. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Transaction Agreement.

WHEREAS, the parties to the Transaction Agreement desire to amend, supplement and modify the Transaction Agreement to provide for the matters set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1.	Amendment to Section 1.02 of the Transaction Agreement. (a) The definition “Indigo Bank Guarantee Facilities” is hereby deleted in its entirety and replaced with the following:

““Indigo Bank Guarantee Facilities” means (i) the bank guarantee No. 5525608053 (72842), dated June 18, 2016, issued by Citibank, N.A. Mumbai branch in favor of International Air Transport Association on behalf of Ibibo Group Private Limited (“IATA Bank Guarantee”), (ii) the bank guarantee No. 5670601868 (15786), dated September 15, 2016, issued by Citibank, N.A. New Delhi branch in favor of EIH Ltd. in respect of amounts due and payable by Ibibo Group Private Limited to EIH Ltd., (iii) the bank guarantee No. 5678601749(15313), dated May 26, 2016, issued by Citibank, N.A. New Delhi branch in favor of Himachal Pradesh Tourism Development Corporation for performance security in relation to Ibibo Group Private Limited, (iv) bank guarantee no. 503LG1661/14 dated January 1, 2016 issued by Kotak Mahindra Bank, New Delhi branch to The Indian Hotel Co. Ltd. on behalf of Ibibo Group Private Limited and (v) bank guarantee no. 0641OBG16000304 dated January 7, 2016 issued by Kotak Mahindra Bank, New Delhi branch to India Tourism Development Corporation Limited on behalf of Ibibo Group Private Limited.”

2.	Amendment to Section 7.17 of the Transaction Agreement. Section 7.17 of the Transaction Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 7.17. Letters of Support. (a) Indigo Parent shall procure that Naspers Limited shall maintain a letter of support with respect to each Indigo Bank Guarantee Facility in effect as of the date hereof on the same or substantially similar terms as that provided by Naspers Limited as of the date hereof until the earlier of (i) the date on which Monsoon terminates and replaces such Indigo Bank Guarantee Facility or otherwise enters into a letter of support in respect thereof pursuant to Section 7.17(b) or (ii) the Relevant Date. As used herein: (A) “Relevant Date” means (i) with respect to each Indigo Bank Guarantee Facility other than the IATA Bank Guarantee, the date falling 60 days after the Closing Date and (ii) with respect to the IATA Bank Guarantee, June 30, 2017.

(b) Subject to Indigo Parent’s compliance with Section 7.17(d), on or prior to the Relevant Date with respect to each Indigo Bank Guarantee Facility in effect as of the date hereof, Monsoon shall terminate and replace such Indigo Bank Guarantee Facility or otherwise enter into a letter of support in respect thereof on the same or substantially similar terms as that provided by Naspers Limited with respect to such Indigo Bank Guarantee Facility.

(c) Subject to Indigo Parent’s compliance with Section 7.17(d), commencing on and from the Closing Date until the date on which Monsoon terminates and replaces such Indigo Bank Guarantee Facility or otherwise enters into a letter of support in respect thereof pursuant to Section 7.17(b), Monsoon shall indemnify, defend and hold harmless Naspers Limited and its Affiliates from and against any and all liabilities, claims, losses, damages, costs or expenses, including reasonable legal fees and expenses, to the extent arising out of or in connection with, or otherwise resulting from the maintenance by Naspers Limited of, any letter of support with respect to any Indigo Bank Guarantee Facility pursuant to Section 7.17(a).

(d) In the event that any Indigo Bank Guarantee Facility expires or will expire on or prior to the Closing Date and is required to be renewed by the beneficiary of such Indigo Bank Guarantee Facility, Indigo Parent shall: (i) procure that such Indigo Bank Guarantee Facility is renewed on the same or substantially similar terms (except in relation to the expiry date) as the then existing Indigo Bank Guarantee Facility; and (ii) if such Indigo Bank Guarantee Facility will not be renewed on the same or substantially similar terms (except in relation to the expiry date) as the then existing Indigo Bank Guarantee Facility, obtain Monsoon’s prior written consent before renewing such Indigo Bank Guarantee Facility, provided that such consent shall not be unreasonably withheld, conditioned or delayed.

(e) Indigo Parent shall provide a copy of each such renewed bank guarantee specified in Section 7.17(d) to Monsoon as promptly as practicable after such renewal.”

3.	Amendment to Section 11.01(b)(i) of the Transaction Agreement. Section 11.01(b)(i) of the Transaction Agreement is hereby amended by deleting the words “January 16, 2017” and replacing such deleted words with the words “April 1, 2017”.

4.	Amendment to Section 14.05(a) of the Transaction Agreement. Section 14.05(a) of the Transaction Agreement is hereby deleted in its entirety and replaced with the following:

“(a) The Transaction Documents, taken together with the Indigo Parent Disclosure Letter and the Monsoon Disclosure Letter, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions and are not intended to confer upon any Person other than the parties hereto any rights or remedies, it being understood, however, that Monsoon shall be permitted to make claims pursuant to Section 12.01 hereof on behalf of the Monsoon Indemnitees and Indigo Parent shall be permitted to make claims pursuant Section 12.02 hereof on behalf of the Indigo Parent Indemnitees and pursuant to Section 7.17(c) hereof on behalf of its Affiliates.”

5.	Effect of Amendment. This Amendment shall only serve to amend, supplement and modify the Transaction Agreement to the extent specifically provided herein. Except as specifically amended, supplemented and modified hereby, the Transaction Agreement shall remain unchanged and continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. In the event of any conflict or inconsistency between the provisions of the Transaction Agreement and the provisions of this Amendment, the provisions of this Amendment shall control. Whenever the Transaction Agreement is referred to herein and in any other agreements, documents and instruments, such references shall be to the Transaction Agreement as amended hereby and as the same may be further amended, supplemented and otherwise modified and in effect from time to time.

6.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of State of New York.

7.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

MIH INTERNET SEA PRIVATE LIMITED,

By	/s/ Oliver Rippel
	Name:	Oliver Rippel
	Title:	Authorized signatory

MAKEMYTRIP LIMITED,

By	/s/ Mohit Kabra
	Name:	Mohit Kabra
	Title:	Group Chief Financial Officer

MIH B2C HOLDINGS B.V.,

By	/s/ Oliver Rippel
	Name:	Oliver Rippel
	Title:	Authorized signatory

[Signature Page to Amendment No. 1 to the Transaction Agreement]